July 11, 2011

VIA EDGAR TRANSMISSION

Duc Dang, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNL Lifestyle Properties, Inc.

Registration Statement on Form S-4

File No 333-175233

Dear Mr. Dang:

CNL Lifestyle Properties, Inc., (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement to 5:00 p.m. (EDT) on Wednesday, July 13, 2011, or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement. Further, in connection with this acceleration request, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Duc Dang, Esq.

July 11, 2011

Please call Richard Baltz at 202-942-5124 or Neil Goodman at 202-942-5191, of Arnold & Porter LLP, our outside counsel, if you have any questions.

Sincerely,

/s/ Joseph T. Johnson
Name:	Joseph T. Johnson
Title:	Senior Vice-President and Chief
Accounting Officer